SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Edward M. Hanson, Jr.
David M. Kochanski
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Nancy P. Regelin
Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Micha[redacted]
Jay M.[redacted]

Douglas K. Hirsch
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+
Gregory D. Grant+
Jacob S. Frenkel•
William C. Davis, III
Michael L. Kabik
Scott D. Museles
Michelle R. Curtis•
Michael J. Lichtenstein
Howard J. Ross+
Rebecca Oshoway
Alan B. Sternstein
Michael J. Froehlich
Sandy David Baron
[redacted]

Karl W. Means
Mimi L. Magyar
Glenn W.D. Golding+
Bruce A. Henoch
Jeremy W. Schulman
William F. Askinazi
Matthew M. Moore+
Jeannie Eun Cho
David S. Wachen
Stephen A. Metz
Patrick J. Howley
Jacob A. Ginsberg
Debra S. Friedman•
Eric J. von Vorys
Heather L. Howard+
Hong Suk "Paul" Chung
Carmen J. Morgan•
Kristin E. Draper•
Heather L. Spurrier•
Melissa G. Bernstein•
Patricia Teck

John D. Sadler
Marc E. Pasekoff
Alexis H. Peters•
Meredith S. Campbell
Kristen Munger•+
Leslie E. Gallagher•
Anne Marie Vassallo•
Matthew D. Alegi•
Christopher W. Poverman
Melanie A. Keegan•
Chanoch D. Kanovsky
Thomas A. Gravely
Rebekah L. Bina•
William F. Gibson+
William B. Schroeder+
Mary Clare H. Kimber•
Lawrence M. Kramer
Alexander C. Vincent•
Stacey L. Schwaber•
Deborah A. Klis
Courtney R. Sydnor•+
Christopher A. Coppula+

Of Counsel
Larry N. Gandal
Jeffrey A. Shane
Richard P. Meyer•
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Scott D. Field

Special Counsel
Philip R. Hochberg•

Retired
Karl L. Ecker

Maryland and D.C. except as noted:
+ Virginia also • D.C. only
• Maryland only
• D.C. and VA only

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

07022388

SUPPL

April 2, 2007

PROCESSED
APR 13 2007
THOMSON FINANCIAL

RECEIVED
2007 APR -9 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

March 29, 2007	Stock Exchange Announcement – Trading Statement
March 21, 2007	Stock Exchange Announcement – Holding(s) in Company
March 19, 2007	Stock Exchange Announcement – Holding(s) in Company
March 15, 2007	Stock Exchange Announcement – Holding(s) in Company
March 14, 2007	Stock Exchange Announcement – Notice of Trading Update
March 8, 2007	Stock Exchange Announcement – Holding(s) in Company
March 6, 2007	Stock Exchange Announcement – Holding(s) in Company
March 6, 2007	Stock Exchange Announcement – Holding(s) in Company
March 6, 2007	Stock Exchange Announcement – Holding(s) in Company

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the

dlw 4/10

enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-112.doc
T: 042507

REG-Electrocomponents Trading Statement

Released: 29/03/2007

RNS Number:9379T
Electrocomponents PLC
29 March 2007

Embargoed until 7.00am 29 March 2007

Electrocomponents plc - Trading Update

Electrocomponents plc, the leading global high-service distributor of electronic, electrical and industrial supplies, is today giving a trading update ahead of its results for the year ending 31 March 2007.

The implementation of the Group's strategy is proceeding well and, while there remains much work to do, customers are valuing our improved EEM and MRO offers, evidenced by the Group's strong revenue growth.

In the second half of the year, Group revenue (adjusted for exchange rates and trading days) has continued to grow at around 9%. Within this, the International business has grown by around 13.5%, slightly lower than the 15% in the first half, and in the UK, business growth has increased to around 2.5%, from 1% in the first half. The strengthening of Sterling, particularly against the US Dollar, will reduce the Group's reported revenue growth to around 5% in the second half.

The Group's gross margin in the second half of the year has been slightly lower

than in the first half, due largely to the strong growth of our North American business, which has lower margins.

The building of a new warehouse and office in North America is proceeding to plan, with the move to the new facility expected to be made in the middle of the next financial year. One-off move costs of around £1m are expected to be incurred in the next financial year.

The Enterprise Business System went live successfully in Germany, Italy and Austria in January. 90% of the UK and European revenue is now on the EBS platform. EBS costs for the financial year are expected to be around £20m versus £25m last year. The remaining EBS implementations in Europe (comprising four further businesses) are scheduled for the first half of the next financial year.

The Group has maintained its tight control of costs, which have fallen as a percentage of revenue.

The head office move has been completed giving benefits of around £1m per annum and a profit on sale of around £2m. The total annualised benefit of the ongoing programme to create a lower cost infrastructure is now around £7m, against the target of £10m.

The Board anticipates that headline Group profit before tax for the year ending 31 March 2007 (adjusted for reorganisation costs and the profit on the sale of the head office building) will be at the upper end of our expectations.

The full results for the year will be announced on 30 May 2007.

There will be a telephone conference call today at 09.00am for analysts and investors. Dial-in instructions are set out below.

Enquiries:

Ian Mason	Group Chief Executive	01865 204000
Simon Boddie	Group Finance Director	01865 204000
Diana Soltmann	Flagship Consulting	020 7886
8440		

Details of telephone dial-in instructions:

Date:	29 March 2007
UK Time:	08:50h for 09:00h
UK Local Call Dial-In:	0845 302 2569
UK Free Call Dial-In:	0808 2380678
Europe & International Dial-In:	+ 44 (0) 1452 587 436
Canada Toll Free Dial-In:	1866 645 2898
USA Toll Free Dial-In:	1866 854 5856
Quote Reference Number:	3046752
Chairman:	Ian Mason

Electrocomponents plc

Safe Harbour Statement:

This announcement contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as " intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
Although Electrocomponents plc believes that the expectations reflected in such

statements are reasonable, no assurance can be given that such expectations will
prove to be correct. There are a number of factors, many of which are beyond the
control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

REG-Electrocomponents Holding(s) in Company

Released: 21/03/2007

RNS Number:4205T
Electrocomponents PLC
21 March 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing
Electrocomponents PLC
shares to which voting rights are attached(ii):
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): Transitional Provisions
X
3. Full name of person(s) subject to the notification obligation Oppenheimer Funds, Inc (OFI) and Baring
(iii): Asset
Management Limited (Baring)
4. Full name of shareholder(s) (if different from 3.)(iv):
5. Date of the transaction (and date on which the threshold is
20 January 2007
crossed or reached if different)(v):

(Following introduction of the EU

Transparency Directive)
6. Date on which issuer notified:
20 March 2007
7. Threshold(s) that is/are crossed or reached: 4% (OFI:
3.51% and Baring .70%)

OFI

independently crossed the 3%

threshold.

In aggregate. OFI and Baring

cross the 4% threshold.

8. Notified details:
ElectrocomponentsPLC, International

Management

Ctr, 8050 Oxford Business

Park No,

Oxfordshire, 0X4 2HW,

United

Kingdom,

www.electrocomponents.com ,
Tel# 44-
1865-204-000,
Fax# 44-
1865-207-400

A: Voting rights attached to shares
Class/type of   Situation previous to the   Resulting situation after the
triggering transaction(vii)
shares   Triggering transaction (vi)
Number of   Number of   Number of   Number of voting
% of voting rights
if possible   Shares   Voting Rights   shares   rights ix
using the ISIN   viii   Direct   Direct   Indirect
xi Direct   Indirect
CODE   x
GB0003096442   OFI: OFI: OFI 15,299,056   OFI:
OFI: 3.51%
15,299,056   15,299,056
15,299,056
Baring:
Baring: .70%
Baring: Baring: 3,026,866   Baring:
3,026,866   3,026,866
3,026,866   Total: 4.21%
Total:
Total: Total: 18,325,922   Total:
18,325,922   18,325,922
18,325,922

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial   Expiration date Exercise/ Conversion   Number of
voting rights   % of voting
instrument   xiii   Period/ Date xiv   that may be
acquired if   rights
the instrument
is
exercised/
converted.

Total (A+B)
Number of voting rights   % of voting rights
18,325,922   4.21%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively

held, if applicable xv:
OFI. owns, as of 1/20/2007, 15,299,056 shares equal to 3.51% based on shares outstanding of 435,286,421. Baring owns, as of 1/20/2007, 3,026,866 shares equal to .70% based on the aforementioned shares outstanding. In aggregate, OFI and Baring hold 18,325,922 shares equal to 4.21% of the shares outstanding. Last filing with the issuer was made on 6/26/2006.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:
14. Contact name: Ian Haslegrave - Company Secretary
15. Contact telephone number: 01865 207491
16. Date: 21 March 2007

Annex Notification Of Major Interests In Shares xvi
A: Identity of the person or legal entity subject to the notification obligation
Full name (including legal form for legal entities) OppenheimerFunds, Inc.

Baring Asset Management Limited
Contact address (registered office for legal entities) OppenheimerFunds, Inc.: 2 World Financial Center,
225 Liberty Street
New York, NY 10080

Baring Asset Management Limited, 155 Bishopsgate,
London, England EC2M 3XY
Phone number OppenheimerFunds, Inc: 212.323.0200

Baring: Kerrie Barnett 020 7214 1404
Other useful information (at least legal representative for legal persons)
B: Identity of the notifier, if applicable xvii
Full name Rosemary Baker, Director
Contact address Massachusetts Mutual Life Insurance Co.

1295 State Street

Springfield, MA 01111-0001

USA
Phone number 413-744-8258
Other useful information (e.g. functional relationship Massachusetts
Mutual Life Insurance Company is
with the person or legal entity subject to the OppenheimerFunds'
Parent company.
notification obligation)
C: Additional information

Notes

(i) This form is to be sent to the issuer or underlying issuer
and
to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method
for identifying the issuer or underlying issuer, provided it is reliable and
accurate.

(iii) This should be the full name of (a) the shareholder; (b)
the
person acquiring, disposing of or exercising voting rights in the cases
provided
for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to
in
DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments
entitled to acquire shares already issued to which voting rights are
attached,
as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h),
the
following list is provided as indication of the persons who should be
mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person
that
acquires the voting rights and is entitled to exercise them under the
agreement
and the natural person or legal entity who is transferring temporarily for
consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person
holding the collateral, provided the person or entity controls the voting
rights

and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

REG-Electrocomponents Holding(s) in Company

Released: 19/03/2007

RNS Number:2440T
Electrocomponents PLC
19 March 2007

TR-1(i): Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii):
Electrocomponents PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Transitional Notification
x

3. Full name of person(s) subject to the notification obligation
Sprucegrove Investment Management
(iii):
Limited

4. Full name of shareholder(s) (if different from 3.)(iv):

5. Date of the transaction (and date on which the threshold is
Transitional Notification
crossed or reached if different)(v):

6. Date on which issuer notified:
March 16, 2007

7. Threshold(s) that is/are crossed or reached:
5.00%

8. Notified details:

A: Voting rights attached to shares

Class/type of Situation previous to Resulting situation after the
triggering transaction (vii)
shares the Triggering
transaction (vi)

if possible Number of Number of Number of Number of voting rights
% of voting rights
using the ISIN Shares Voting shares ix
CODE Rights
viii Direct Direct x Indirect xi
Direct Indirect

GB0003096442 28,268,337 28,268,337 28,268,337
6.49%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial Expiration date Exercise/ Conversion Number of
voting rights % of voting
instrument xiii Period/ Date xiv that may be
acquired if rights
the instrument
is
exercised/
converted.

Total (A+B)
Number of voting rights % of voting rights
28,268,337 6.49%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively
held, if applicable xv:

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h).
This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns- if there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the

notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

REG-Electrocomponents Holding(s) in Company

Released: 15/03/2007

RNS Number:0711T
Electrocomponents PLC
15 March 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing
Electrocomponents PLC
shares to which voting rights are attached(ii):
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
X
An acquisition or disposal of financial instruments which may result in the
acquisition of
shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification Prudential
plc group of companies
obligation(iii):
4. Full name of shareholder(s) (if different from 3.)(iv): See
attached schedule
5. Date of the transaction (and date on which the threshold is
13-MAR-2007
crossed or reached if different)(v):
6. Date on which issuer notified:
15-MAR-2007
7. Threshold(s) that is/are crossed or reached:
See item 13
8. Notified details:

A: Voting rights attached to shares
Class/type of Situation previous to the Resulting situation after the
triggering transaction(vii)
shares Triggering transaction (vi)
Number of Number of Number of Number of
voting rights % of voting
(if possible using Shares Voting Rights shares ix
rights
the ISIN CODE) viii Direct Direct x
Indirect Direct Indirect

xi
GB0003096442 29,513,044 29,513,044 29,668,573 29,668,573
6.81%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
29,668,573	6.81%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Prudential plc (parent Company)

M&G Group Limited (wholly owned subsidiary of Prudential plc)

M&G Limited (wholly owned subsidiary of M&G Group Limited)

M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)

The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc)

Proxy Voting:

10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: As per 5.1.2 the 4% threshold for non-exempt holdings has been crossed triggering this notification.

14. Contact name: Ian Haslegrave - Company Secretary

15. Contact telephone number: 01865 207491
16. Date: 15 March 2007
fsa only (020 7066 0050)

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities) M&G Investment Management Limited

Contact address (registered office for legal entities) Governors House, Laurence Pountney Hill, London EC4R 0HH

Phone number 020 7548 2293

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable xvii

Full name Mark Thomas

Contact address Governors House, Laurence Pountney Hill, London EC4R 0HH

Phone number 020 7548 2293

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation) Head of M&G Group Funds Tax and Compliance

C: Additional information

Notifiable Position Report for Electrocomponents ORD GBP0.10 as at 15 March 2007

Percentage holdings are calculated using an issued share capital of 435,298,532

PRUDENTIAL PLC

Registered Holder	Holding of shares
Esmee Fairburn Foundation	700,000
JP Morgan Nominees	473,712
M&G Income Inv. Co Ltd	223,287
Nortrust Nominee Ltd A/C MHA01	900,000

Nortrust Nominee Ltd A/c MHF01
88,939
Nortrust Nominee Ltd A/C MHJ01
3,573,091
Nortrust Nominee Ltd A/C MKD01
1,250,000
Nortrust Noms Ltd
286,181
Nortrust Noms Ltd A/C CRI01
4,000,000
Nortrust Noms Ltd A/C MVA01
150,000
Nortrust Noms Ltd A/C MVB01
700,000
Nortrust Noms Ltd A/C PUC01
163,499
PRUCLT HSBC GIS NOM(UK) PAC AC
16,227,359
PRUCLT HSBC GIS NOM(UK) PHL AC
459,168
PRUCLT HSBC GIS NOM(UK) PPL AC
172,137
PRUCLT HSBC GIS NOM(UK) HYBF AC
106,378
Prudential Holborn Pensions LD
2,386
Recovery Inv Company Limited
192,436

TOTAL 29,668,573

TOTAL NOTIFIABLE

INTEREST 6.81%

M&G GROUP LIMITED
Registered holder
Holding of shares
Esmee Fairburn Foundation
700,000
M&G Income Inv. Co Ltd
223,287
Nortrust Nominee Ltd A/C MHA01
900,000
Nortrust Nominee Ltd A/C MHF01
88,939
Nortrust Nominee Ltd A/C MHJ01
3,573,091
Nortrust Nominee Ltd A/C MKD01
1,250,000
Nortrust Noms Ltd
286,181
Nortrust Noms Ltd A/C CRI01
4,000,000
Nortrust Noms Ltd A/C MVA01
150,000

Nortrust Noms Ltd A/C MVB01
700,000
Nortrust Noms Ltd A/C PUC01
163,499
PRUCLT HSBC GIS NOM(UK) PAC AC
16,227,359
PRUCLT HSBC GIS NOM(UK) PHL AC
459,168
PRUCLT HSBC GIS NOM(UK) PPL AC
172,137
PRUCLT HSBC GIS NOM(UK) HYBF AC
106,378
Recovery Inv Company Limited
192,436

TOTAL 29,192,475

TOTAL NOTIFIABLE

INTEREST 6.70%

M&G INVESTMENT MANAGEMENT LIMITED
Registered holder
Holding of shares
Esmee Fairburn Foundation
700,000
M&G Income Inv. Co Ltd
223,287
Nortrust Nominee Ltd A/C MHA01
900,000
Nortrust Nominee Ltd A/C MHJ01
3,573,091
Nortrust Nominee Ltd A/C MKD01
1,250,000
Nortrust Noms Ltd
286,181
Nortrust Noms Ltd A/C CRI01
4,000,000
Nortrust Noms Ltd A/C MVA01
150,000
Nortrust Noms Ltd A/C MVB01
700,000
Nortrust Noms Ltd A/C PUC01
163,499
PRUCLT HSBC GIS NOM(UK) PAC AC
16,227,359
PRUCLT HSBC GIS NOM(UK) PHL AC
459,168
PRUCLT HSBC GIS NOM(UK) PPL AC
172,137
PRUCLT HSBC GIS NOM(UK) HYBF AC
106,378
Recovery Inv Company Limited
192,436

TOTAL 29,103,536

TOTAL NOTIFIABLE
INTEREST 6.68%

M&G LIMITED
Registered holder
Holding of shares
Esmee Fairburn Foundation
700,000
M&G Income Inv. Co Ltd
223,287
Nortrust Nominee Ltd A/C MHA01
900,000
Nortrust Nominee Ltd A/C MHF01
88,939
Nortrust Nominee Ltd A/C MHJ01
3,573,091
Nortrust Nominee Ltd A/C MKD01
1,250,000
Nortrust Noms Ltd
286,181
Nortrust Noms Ltd A/C CRI01
4,000,000
Nortrust Noms Ltd A/C MVA01
150,000
Nortrust Noms Ltd A/C MVB01
700,000
Nortrust Noms Ltd A/C PUC01
163,499
PRUCLT HSBC GIS NOM(UK) PAC AC
16,227,359
PRUCLT HSBC GIS NOM(UK) PHL AC
459,168
PRUCLT HSBC GIS NOM(UK) PPL AC
172,137
PRUCLT HSBC GIS NOM(UK) HYBF AC
106,378
Recovery Inv Company Limited
192,436

TOTAL 29,172,475

TOTAL NOTIFIABLE
INTEREST 6.70%

THE PRUDENTIAL ASSURANCE COMPANY LIMITED
Registered holder
Holding of shares
PRUCLT HSBC GIS Nom(UK) PAC AC
16,227,359
PRUCLT HSBC GIS Nom(UK) PPL AC
172,137

TOTAL	16,399,496	TOTAL NOTIFIABLE
INTEREST	3.76%	

REG-Electrocomponents Notice of Trading Update

Released: 14/03/2007

RNS Number:9645S
Electrocomponents PLC
14 March 2007

ELECTROCOMPONENTS PLC

TRADING UPDATE

In line with our regular practice, we will be releasing a Trading Update on Thursday, 29 March 2007.

A conference call for investors and analysts will be conducted at 9:00am UK time
on Thursday, 29 March. The call will be recorded and available for playback.

The dial-in details for the conference call and the recorded playback will be provided in the Trading Update itself, but can be also obtained in advance by calling Jane Weiss on +44 (0)1865 204000 or e-mailing on jane.weiss@electrocomponents.com.

IAN HASLEGRAVE

Company Secretary

14 March 2007

REG-Electrocomponents Holding(s) in Company

Released: 08/03/2007

RNS Number:5762S
Electrocomponents PLC
08 March 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing
Electrocomponents plc
shares to which voting rights are attached(ii):
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):Disclosure and Transparency Rules (Transitional provision 7) X
3. Full name of person(s) subject to the notification obligation
Templeton Foreign fund
(iii):
4. Full name of shareholder(s) (if different from 3.)(iv): JP Morgan Chase Bank
5. Date of the transaction (and date on which the threshold is
crossed or reached if different)(v):
6. Date on which issuer notified:
7. Threshold(s) that is/are crossed or reached:
8. Notified details:

A: Voting rights attached to shares
Class/type of Situation previous to Resulting situation after the triggering transaction(vii)
shares the Triggering
transaction (vi)
if possible Number of Number of Number of Number of voting rights
% of voting rights
using the ISIN Shares Voting shares ix
CODE Rights
viii Direct Direct x Indirect xi
Direct Indirect

Ordinary of 18,659,023
4.29%
GBP.1

ISIN:
GB0003096442

B: Financial Instruments
Resulting situation after the triggering transaction xii.

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
18,659,023	4.29%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name: Ian Haslegrave, Company Secretary
15. Contact telephone number: 01865 207491
16: Date 8 March 2007

Notes

(i) This form is to be sent to the issuer or underlying issuer and

to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns- if
there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect
shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv. If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should
also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds
3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the
shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

REG-Electrocomponents Holding(s) in Company

Released: 06/03/2007

RNS Number:4411S
Electrocomponents PLC
06 March 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which
voting rights are attached:

ELECTROCOMPONENTS plc

2. Reason for the notification (please place an X inside the appropriate bracket
/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): ( )

....

3. Full name of person(s) subject to the notification obligation:

Silchester International Investors Limited

4. Full name of shareholder(s) (if different from 3):

Silchester International Investors International Value Equity Trust

Silchester International Investors International Value Equity Group Trust

Silchester International Investors Tobacco Free International Value Equity Trust

The Calleva Trust

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

N/A

6. Date on which issuer notified:

5th March 2007

7. Threshold(s) that is/are crossed or reached:

15.00%

8. Notified details:

N/A

A: Voting rights attached to shares

Class/type of shares if possible   Situation previous to the
Triggering transaction
using the ISIN CODE
Number of shares   Number
of voting Rights

GB0003096442   69,307,894   15.92%

Resulting situation after the triggering transaction

Class/type of shares if   Number of shares   Number of voting rights
% of voting rights
possible using the ISIN
CODE
Direct   Direct
Indirect   Direct   Indirect

GB0003096442   69,085,874   69,085,874
15.87%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of   Expiration Date   Exercise/Conversion   Number of
voting rights   % of voting rights
financial   Period/ Date   that may be
acquired if the
instrument   instrument is
exercised/
converted.

N/A   N/A   N/A   N/A
N/A

Total (A+B)
Number of voting rights   % of voting rights

69,085,874 15.87%

9. Chain of controlled undertakings through which the voting rights and/or the
financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder:

Silchester International Investors Limited

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Silchester International Investors Ltd ("Silchester") acts as investment manager
for the clients detailed in Question 4 above (our "Clients"). In acting for our
Clients, Silchester are given full discretion over their investments and are
empowered to vote on their behalf. However, we do not act as our Clients'
custodian and therefore shares are not held in our name but in the name of each
Client's custodian bank.

14. Contact name:

Ian Haslegrave, Company Secretary

15. Contact telephone number:

01865 207491

16. Date

6 March 2007

Annex to Notification Of Major Interests In Shares

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Silchester International Investors Limited

Contact address (registered office for legal entities):

Time & Life Building

1 Bruton Street, 5th Floor

London W1J 6TL

Phone number:

0207 518 7125

Other useful information (at least legal representative for legal persons):

Attn: Timothy Linehan, Compliance Officer

B: Identity of the notifier, if applicable

Full name: Silchester International Investors Limited

Contact address: Time & Life Building
1 Bruton Street, 5th Floor
London W1J 6TL

Phone number: 0207 518 7125

Other useful information (e.g. functional relationship with the person or legal
entity subject to the notification obligation):

Attn: Timothy Linehan, Compliance Officer

C: Additional information: ....

REG-Electrocomponents Holding(s) in Company

Released: 06/03/2007

RNS Number:4404S
Electrocomponents PLC
06 March 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing
Electrocomponents PLC
shares to which voting rights are attached(ii):
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): INITIAL NOTIFICATION DUE TO CHANGE OF THRESHOLDS FOR NON-MATERIAL X
INTEREST
3. Full name of person(s) subject to the notification obligation Prudential plc group of companies
(iii):
4. Full name of shareholder(s) (if different from 3.)(iv): See attached schedule
5. Date of the transaction (and date on which the threshold is
20-JAN-2007
crossed or reached if different)(v):

6. Date on which issuer notified:
22-JAN-2007
7. Threshold(s) that is/are crossed or reached:
5%
8. Notified details:

A: Voting rights attached to shares
Class/type of Situation previous to Resulting situation after the triggering transaction(vii)
shares the Triggering
transaction (vi)
if possible Number of Number of Number of Number of voting rights
% of voting rights

using the ISIN   Shares   Voting   shares   ix
CODE   Rights
viii   Direct   Direct x   Indirect xi
Direct   Indirect

GB0003096442   27,117,741 27,117,741 27,117.741   27,117.741
6.22%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
27,117,741	6.22%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
See attached schedule.

Proxy Voting:
10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: None
14. Contact name: Ian Haslegrave - Company Secretary
15. Contact telephone number: 01865 207491
16. Date of Notification: 6 March 2007

Notifiable Position Report for Electrocomponents ORD GBP0.10 as at 19 January 2007

Percentage holdings are calculated using an issued share capital of 435,286,421

PRUDENTIAL PLC
Registered Holder
Holding of shares
Esmee Fairburn Foundation
700,000
JP Morgan Nominees
473,712
Nortrust Nominee Ltd A/C MHA01
900,000
Nortrust Nominee Ltd A/c MHF01
88,939
Nortrust Nominee Ltd A/C MHJ01
2.963,911
Nortrust Nominee Ltd A/C MKD01
1,250,000
Nortrust Noms Ltd
65,117
Nortrust Noms Ltd A/C CRI01
4,000,000
Nortrust Noms Ltd A/C MVA01
150,000
Nortrust Noms Ltd A/C MVB01
700,000
PRUCLT HSBC GIS NOM(UK) PAC AC
15,651,539
PRUCLT HSBC GIS NOM(UK) PPL AC
172,137
Prudential Holborn Pensions LD
2,386

TOTAL 27,117,741

TOTAL NOTIFIABLE

INTEREST 6.22%

M&G GROUP LIMITED
Registered holder
Holding of shares
Esmee Fairburn Foundation
700,000
Nortrust Nominee Ltd A/C MHA01
900,000
Nortrust Nominee Ltd A/C MHF01
88,939
Nortrust Nominee Ltd A/C MHJ01
2,963,911
Nortrust Nominee Ltd A/C MKD01
1,250,000

Nortrust Noms Ltd
65,117
Nortrust Noms Ltd A/C CRI01
4,000,000
Nortrust Noms Ltd A/C MVA01
150,000
Nortrust Noms Ltd A/C MVB01
700,000
PRUCLT HSBC GIS NOM(UK) PAC AC
15,651,539
PRUCLT HSBC GIS NOM(UK) PPL AC
172,137

TOTAL 26,641,643

TOTAL NOTIFIABLE

INTEREST 6.12%

M&G INVESTMENT MANAGEMENT LIMITED
Registered holder
Holding of shares
Esmee Fairburn Foundation
700,000
Nortrust Nominee Ltd A/C MHA01
900,000
Nortrust Nominee Ltd A/C MHJ01
2,963,911
Nortrust Nominee Ltd A/C MKD01
1,250,000
Nortrust Noms Ltd
65,117
Nortrust Noms Ltd A/C CRI01
4,000,000
Nortrust Noms Ltd A/C MVA01
150,000
Nortrust Noms Ltd A/C MVB01
700,000
PRUCLT HSBC GIS NOM(UK) PAC AC
15,651,539
PRUCLT HSBC GIS NOM(UK) PPL AC
172,137

TOTAL 26,552,704

TOTAL NOTIFIABLE

INTEREST 6.10%

M&G LIMITED
Registered holder
Holding of shares
Esmee Fairburn Foundation
700,000

Nortrust Nominee Ltd A/C MHA01
900,000
Nortrust Nominee Ltd A/c MHF01
88,939
Nortrust Nominee Ltd A/C MHJ01
2,963,911
Nortrust Nominee Ltd A/C MKD01
1,250,000
Nortrust Noms Ltd
65,117
Nortrust Noms Ltd A/C CRI01
4,000,000
Nortrust Noms Ltd A/C MVA01
150,000
Nortrust Noms Ltd A/C MVB01
700,000
PRUCLT HSBC GIS NOM(UK) PAC AC
15,651,539
PRUCLT HSBC GIS NOM(UK) PPL AC
172,137

TOTAL 26,641,643

TOTAL NOTIFIABLE

INTEREST 6.12%

THE PRUDENTIAL ASSURANCE COMPANY LIMITED
Registered holder
Holding of shares
PRUCLT HSBC GIS Nom(UK) PAC AC
15,823,539
PRUCLT HSBC GIS Nom(UK) PPL AC
172,137

TOTAL 15,823,676

TOTAL NOTIFIABLE

INTEREST 3.63%

Notes

(i) This form is to be sent to the issuer or underlying issuer and
to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and

accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition,. disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split

the voting rights number and percentage into the direct and indirect columns-
if
there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an
indirect
shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification
should
also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking
holds
3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of
the
shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

HOLUUUUUWUPMGQQ

REG-Electrocomponents Holding(s) in Company

Released: 06/03/2007

RNS Number:4401S
Electrocomponents PLC
06 March 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing
Electrocomponents Plc
shares to which voting rights are attached(ii):
2. Reason for the notification (please tick the appropriate box or boxes):
n/a see

additional

information
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the
acquisition of
shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
3. Full name of person(s) subject to the notification Legal &
General Group Plc (L&G)
obligation(iii):
4. Full name of shareholder(s) (if different from 3.)(iv):
n/a
5. Date of the transaction and date on which the threshold is
n/a
crossed or reached(v):
6. Date on which issuer notified:
15/02/07
7. Threshold(s) that is/are crossed or reached:
Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares
Class/type of Situation previous to Resulting situation after the
triggering transaction(vii)
shares the Triggering
transaction (vi)
if possible Number of Number of Number of Number of voting rights
% of voting rights
using the ISIN Shares Voting shares ix

CODE Rights viii Direct Direct x Indirect xi
Direct Indirect

Ord GBP 13,139,980 3.01% 14,966,617 14,966,617
3.43%

0.10 (under S-198 on 27/01
/2004)

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial Expiration date Exercise/ Conversion Number of
voting rights % of voting
instrument xiii Period/ Date xiv that may be
acquired if rights
the instrument
is
exercised/
converted.

Total (A+B)
Number of voting rights % of voting rights
14,966,617
3.43%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively
held, if applicable xv:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (14,966,617-
3.43% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited Legal &
General Insurance Holdings Limited (Direct)
(Direct) (LGIMHD) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) Legal &
General Assurance Society Limited (LGAS & LGPL)

Legal &
General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:
N/A
11. Number of voting rights proxy holder will cease to hold:
N/A
12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information: Notification using the total voting rights figure of

435,286,421

First notification under DTR Sourcebook
14. Contact name: Ian Haslegrave, Company Secretary
15. Contact telephone number: 01865 207491
16. Date 6 March 2007

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h) , the
following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is
transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the natural person
or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the controlling
natural person or legal entity and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination
of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker
of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing
the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder,
if he can exercise the voting rights at his discretion, and the shareholder who
has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h).
This should be the full name of the shareholder who is the counterparty to the
natural person or legal entity referred to in DTR5.2 unless the holdings of the
shareholder would be lower than 5% of the total number of voting rights.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect. For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 5%, please state 'below 5%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 5%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X Voting rights to shares held by notifying party (DTR 5.1)

xi Voting rights held by the notifying party independently of any holding of shares (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 5%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting form the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should
also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled
undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the
shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END